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EX99.29 - PRESS RELEASE DATED OCT 7, 2004: MIV THERAPEUTICS INC. - HAP COATING
          SUCCESSFULLY COMPLETES PORCINE CORONARY IMPLANTATION TRIALS


VANCOUVER, October 7 2004 - MIV Therapeutics Inc. (MIVT:OTCBB), announced today the successful completion of the preliminary in vivo Pilot Coronary Arteries Implantation Studies on its proprietary, biocompatible Hydroxyapatite (HAp) nano-film coating, designated for passive application on cardiovascular stents and other implantable medical devices.

After the 28-day angiographic transvascular coronary implant, a widely accepted animal model for coronary stents, HAp coated stents performed successfully in that they displayed little in-stent neointima by angiography and IVUS. Furthermore, prescreening of pathology specimens by low vacuum scanning electron microscopy suggested favorable healing, with complete endothelialization and a stable neointima. Complete pathology evaluation is being finalized. The final report of this study will be published in November.

Dov Shimon, M.D., Chief Medical Officer of MIV Therapeutics and Heart Surgeon stated, "Very encouraging preliminary results from these animal studies performed on our passive, nano-film HAp coating provide a sound foundation for our advanced coating technologies".

HAp coated stainless steel coronary stents were evaluated through in vivo tests in pig coronary arteries to determine implant safety and tissue response. Stents were examined by angiography and IVUS (Intra Vascular Ultra-Sound) at implantation and after 28 days to determine changes in the coronary luminal diameter. The arteries were carefully explanted, and histopatological studies made. Longitudinal cuts along the stented area, using low-vacuum scanning and light microscopy enabled microscopic evaluation of the lumen, the neointimal lining and amount of tissue response and cellular growth.

The animal trial was conducted at the Methodist DeBakey Heart Center and Baylor College of Medicine, Houston Texas, by Dr. G. Kaluza, M.D., Ph.D. The ongoing histologic evaluation is being conducted by Dr. Fred J. Clubb, Jr., D.V.M., Ph.D., Director of the Cardiovascular Pathology Research Laboratory, Texas Heart Institute, Houston, Texas.

Neither of these institutions, nor the investigators involved in the above study, had any vested interest in the sponsors of the study.

Alan Lindsay, Chairman, President and CEO of MIVT commented, "We are very pleased by the preliminary results of this pilot study which were executed and validated by leading experts. Following completion of the histopathology and final report, we are ready to proceed to the next phase of development that will bring us closer to the commercialization of our coating technology."

About the Methodist DeBakey Heart Center and Texas Heart Institute, Houston,
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Texas.
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The Methodist DeBakey Heart Center and the Texas Heart Institute, Houston, Texas
are leading clinical, academic and scientific research institutions. Both institutions are globally recognized as leading cardiovascular centers. Pioneering work and contributions in the fields of heart surgery, congenital heart disease, aortic surgery, heart transplantation, vascular surgery, and invasive cardiology have placed these centers as pillars of excellence.

About MIV Therapeutics
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MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis. A Collaborative Research Agreement (CRA) between MIVI and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of HAp as a drug eluting coating. Hydroxyapatite is a biocompatible, porous material that makes up the bone mineral and the matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program.

Please visit www.mivtherapeutics.com for more information.

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    Investor Inquiries:
    Dan Savino
    Investor Relations, MIV Therapeutics
    Ph: 1 800 221-5108 ex.16
    Fax: 604 301-9546
    Email: dsavino@mivi.ca

    Product inquiries and business opportunities:
    Arc Rajtar
    arajtar@mivi.ca
    (604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Copyright (C) 2004 MIV Therapeutics Inc. All rights reserved.